Management’s Discussion and Analysis

Exhibit 99.2

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2023

DATED: MAY 11, 2023

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 11, 2023, and presents an analysis of the financial condition of Mogo Inc. (formerly Difference Capital Financial Inc.) and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three months ended March 31, 2023 compared with the corresponding period in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three months ended March 31, 2023, as well as with the audited annual consolidated financial statements and the related notes thereto for the year ended December 31, 2022. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019, in connection with the business combination with Mogo Finance Technology Inc. (“Mogo Finance”). The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, the consolidated financial statements and this MD&A reflect the continuing financial statements of Mogo Finance.

This MD&A is the responsibility of management. The board of directors of Mogo (the “Board”) has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We made use non‑IFRS financial measures, including contribution, adjusted EBITDA and adjusted net loss to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations (including our financial outlook) regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, completion of announced transactions, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facility, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results in 2023 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around member growth and take up of products and services, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s stock trading app, MogoTrade, offers Canadians the simplest and lowest cost way to invest while making a positive impact with every investment. Together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, they form the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages. Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers next-generation card programs for both established global corporations and innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit and live a more sustainable lifestyle.

The following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

Business Developments

•
In 2023, Mogo launched the MogoTrade app in Quebec making it available in both English and French languages and increasing our total addressable market opportunity by approximately 28%. MogoTrade remains available by invitation only.

•
In March 2023, Mogo amended its marketing collaboration agreement with Postmedia Network Inc. ("Postmedia") and extended the agreement until December 31, 2024. Postmedia is a Canadian news media company representing more than 130 brands across multiple print, online and mobile platforms.

•
Mogo's digital payment solutions business, Carta Worldwide, processed over $2.2 billion of payments volume in Q1 2023 which was up over 43% compared to Q1 2022.

•
On April 3, 2023, Mogo announced that Coinsquare Ltd. (“Coinsquare”), in which Mogo has a 34% ownership stake, WonderFi Technologies Inc. (“WonderFi”) and CoinSmart Financial Inc. (“CoinSmart”) entered into a business combination agreement to combine their respective businesses. Mogo is Coinsquare’s largest shareholder and is expected to be the largest shareholder of the publicly traded combined company following closing of the Transaction, with an approximately 14% expected ownership.

•
Subsequent to quarter end, Mogo was granted a 180-day extension by the Nasdaq to regain compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rule 5550(a)(2). The Company now has until October 23, 2023 to meet the requirement.

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Management’s Discussion and Analysis

Financial Highlights

•
Q1 2023 revenue of $15.9 million, down 8% over the prior year, mainly reflecting the Company’s previously disclosed decision to narrow its strategic focus and exit certain sub-scale and unprofitable products.

•
Q1 2023 gross profit of $11.9 million (75% margin) compared to $12.3 million (71% margin) in Q1 2022 and $11.7 million (68% margin) in Q4 2022.

•
During Q1 2023, Mogo continued to focus on cost efficiency and accelerating its path to profitability. As a result of these initiatives, total operating expenses for Q1 2023 decreased by $11.1 million, or 45%, compared to Q1 2022.

•
Mogo reported a material improvement in adjusted EBITDA, which reached $1.0 million in Q1 2023, compared with an adjusted EBITDA loss of $5.5 million in Q1 2022.

•
Adjusted net loss decreased to ($3.9) million in Q1 2023 from ($10.8) million in Q1 2022.

•
Net loss decreased to ($6.9) million in Q1 2023, compared with net loss of ($18.9) million in Q1 2022.

•
Ended Q1 2023 with cash and total investments of $60.4 million. This included combined cash and restricted cash of $25.3 million, investment portfolio of $13.3 million, and a book value of Mogo’s 34% ownership in Coinsquare of $21.8 million.

Financial Outlook

•
In recent quarters, Mogo has focused on accelerating the path to profitability by placing an emphasis on cost efficiency and building financial resiliency in light of challenging financial market conditions. As a result of these initiatives, total operating expenses decreased by $11.1 million, or 45%, in Q1 2023 compared to Q1 2022.

•
Mogo expects its quarterly revenue in the near term will be impacted by 5-10% as a result of its previously disclosed restructuring initiatives.

•
For fiscal 2023, the Company will continue to focus on accelerating its path to profitability with a specific emphasis on increasing its adjusted EBITDA. For 2023, Mogo is focused on achieving:

▪
Full-year adjusted EBITDA of $6.0 million to $8.0 million;

▪
Exiting 2023 with an annual adjusted EBITDA run rate of $10.0 million to $14.0 million (based on a Q4 2023 adjusted EBITDA target of $2.5 million to $3.5 million).

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Mogo members, revenue, subscription and services revenue, net (loss) income, contribution(1), adjusted EBITDA(1), and adjusted net loss(1). We evaluate our performance by comparing our actual results to prior period results.

The tables below provide the summary of key performance indicators for the applicable reported periods:

	As at
	March 31, 2023	March 31, 2022	Change %
Key Business Metrics
Mogo Members (000s)	2,019	1,941	4%

($000s, except percentages)
	Three months ended
	March 31, 2023	March 31, 2022	Change %
IFRS Measures
Revenue	$15,877	$17,255	(8)%
Subscription and services revenue	9,446	10,659	(11)%
Net (loss) income	(6,884)	(18,870)	(64)%
Other Key Performance Indicators(1)
Contribution	7,566	7,364	3%
Adjusted EBITDA	1,019	(5,545)	(118)%
Adjusted net loss	(3,858)	(10,777)	(64)%

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Mogo members

Our total member base grew to 2,019,000 members as at March 31, 2023, from 1,941,000 members as at March 31, 2022, representing an increase of approximately 4% or 78,000 net members. Quarter over quarter, net members increased by 26,000 in Q1 2023. The growth in our member base reflects the continued adoption of our products by new members. In the second half of 2022, Mogo focused on performance marketing expenses that drove more efficient payback periods. As a result of these changes, Mogo ultimately expects better profitability despite a decrease in quarterly member growth since the start of 2022.

Revenue

Three months ended Q1 2023 vs Q1 2022

Total revenue decreased by 8% to $15.9 million for the three months ended March 31, 2023 compared to $17.3 million in the same period last year. The implementation of the restructuring plan achieved a reduction in operating expenses of $11.1 million or 45% from $24.7 million in Q1 2022 to $13.5 million in Q1 2023, but its impact on certain sub-scale revenue streams has resulted a $1.2 million decrease in subscription and services revenue in the same period. In addition, there was a $0.2 million decrease in interest revenue as the overall size of our loan portfolio has decreased relative to the same period last year.

Subscription and services revenue

Three months ended Q1 2023 vs Q1 2022

Subscription and services revenue decreased by 11% to $9.4 million for the three months ended March 31, 2023 compared to $10.7 million in the same period last year. Subscription and services revenue represents 59% of total quarterly revenue in the current period as compared to 62% in the same period last year. The decrease was driven by the implementation of the restructuring plan during 2022 and its impact on sub-scale revenue streams, including the wind down of MogoCrypto, Moka France and MogoCard.

Net (loss) income

Three months ended Q1 2023 vs Q1 2022

Net loss was $6.9 million for the three months ended March 31, 2023, which is a decrease in net loss of $12.0 million compared to net loss of $18.9 million in the same period last year.

The variance is primarily driven by implementation of the restructuring plan in 2022 that resulted in a reduction in operating expenses of $11.1 million and a reduction in our share of Coinsquare’s net comprehensive loss of $2.4 million. This was partially offset by a $1.2 million reduction in revenue from the elimination of certain sub-scale revenue streams, $0.8 million in additional restructuring costs incurred, and $0.5 million increase in credit facility interest expense arising from rising interest rates.

Contribution(1)

Three months ended Q1 2023 vs Q1 2022

Contribution was $7.6 million for the three months ended March 31, 2023, which is an increase of $0.2 million compared to $7.4 million in the same period last year. The increase in contribution compared to the same period in the prior year was primarily driven a $0.7 million increase in contribution from the implementation of the restructuring plan partially offset by a $0.5 million increase in credit facility interest expense due to rising interest rates.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Adjusted EBITDA(1)

Three months ended Q1 2023 vs Q4 2022

Adjusted EBITDA was $1.0 million for the three months ended March 31, 2023, which is a $0.8 million improvement from the adjusted EBITDA of $0.2 million for the three months ended December 31, 2022. The improvement is primarily attributable to certain cost reduction initiatives implemented in 2022 as described above in the “Business Developments” section, resulting in a 13% reduction in operating expenditures in Q1 2023 compared to Q4 2022.

Three months ended Q1 2023 vs Q1 2022

Adjusted EBITDA was $1.0 million for the three months ended March 31, 2023, which is a $6.5 million improvement from the adjusted EBITDA loss of $5.5 million in the same period last year. The improvement in adjusted EBITDA was primarily driven by a 45% reduction in operating expenditures in Q1 2023 compared to Q1 2022 arising from the realization of cost initiatives implemented in 2022 partially offset by a $1.2 million decrease in revenue from its impact on certain sub-scale revenue streams.

Adjusted net loss(1)

Three months ended Q1 2023 vs Q1 2022

Adjusted net loss was $3.9 million for the three months ended March 31, 2023, which is a $6.9 million improvement compared to an adjusted net loss of $10.8 million in the same period last year. The improvement in adjusted net loss was attributed primarily to the same reasons noted above in the adjusted EBITDA variance.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Contribution, adjusted EBITDA and adjusted net loss are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Contribution

Contribution is a non-IFRS financial measure that we calculate as gross profit less the customer service and operations expense and credit facility interest expense. Contribution is a measure used by our management and the Board to understand and evaluate our core operating performance and trends and to evaluate the variable profit contribution of our revenue before the impact of investment related spend and overhead including technology, marketing and general and administration expenses. Factors that affect our contribution include revenue mix, transaction costs, and provision for loan losses, net of recoveries, origination and servicing expenses.

The following table presents a reconciliation of contribution to gross profit, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2023	March 31, 2022
Gross profit	$11,869	$12,318
Less:
Customer service and operations	2,849	4,021
Credit facility interest expense	1,454	933
Contribution	7,566	7,364

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Management’s Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net (loss) income before tax excluding depreciation and amortization, stock-based compensation, credit facility interest expense, debenture and other financing expense, accretion related to debentures, share of (income) loss in investment accounted for using the equity method, revaluation loss (gain), and other non-operating expense. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2023	March 31, 2022
Net loss before tax	$(7,051)	$(18,946)
Depreciation and amortization	2,373	3,180
Stock-based compensation	293	3,611
Credit facility interest expense	1,454	933
Debenture and other financing expense	778	810
Accretion related to debentures	272	309
Share of loss in investment accounted for using the equity method	3,178	5,563
Revaluation gain	(1,253)	(1,148)
Other non-operating expense	975	143
Adjusted EBITDA	1,019	(5,545)

Adjusted net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net (loss) income before tax excluding stock-based compensation, share of (income) loss in investment accounted for using equity method, revaluation loss (gain), and other non-operating expense. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense, and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s core financial performance.

The following table presents a reconciliation of adjusted net loss to net (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2023	March 31, 2022
Net loss before tax	$(7,051)	$(18,946)
Stock-based compensation	293	3,611
Share of loss in investment accounted for using the equity method	3,178	5,563
Revaluation gain	(1,253)	(1,148)
Other non-operating expense	975	143
Adjusted net loss	(3,858)	(10,777)

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Management’s Discussion and Analysis

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoMortgage, MogoTrade, Moka services, our premium account subscription offerings, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoMortgage, MogoTrade, Moka services and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

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Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three months ended March 31, 2023 and 2022:

($000s, except per share amounts)
	Three months ended
	March 31, 2023	March 31, 2022
Total revenue	$15,877	$17,255
Cost of revenue	4,008	4,937
Gross profit	11,869	12,318
Technology and development	3,057	3,346
Marketing	566	4,676
Customer service and operations	2,849	4,021
General and administration	4,378	5,820
Stock-based compensation	293	3,611
Depreciation and amortization	2,373	3,180
Total operating expenses	13,516	24,654
Loss from operations	(1,647)	(12,336)
Credit facility interest expense	1,454	933
Debenture and other financing expense	778	810
Accretion related to debentures	272	309
Share of loss in investment accounted for using the equity method	3,178	5,563
Revaluation gain	(1,253)	(1,148)
Other non-operating expense	975	143
	5,404	6,610
Net loss before tax	(7,051)	(18,946)
Income tax recovery	(167)	(76)
Net loss	(6,884)	(18,870)
Other comprehensive income:
Unrealized revaluation gain (loss) on digital assets	—	(98)
Foreign currency transaction reserve (loss) gain	(209)	391
Other comprehensive (loss) income	(209)	293
Total comprehensive loss	(7,093)	(18,577)

Contribution(1)	7,566	7,364
Adjusted EBITDA(1)	1,019	(5,545)
Adjusted net loss(1)	(3,858)	(10,777)
Net loss per share (basic)	(0.09)	(0.25)
Net loss per share (diluted)	(0.09)	(0.25)

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three months ended March 31, 2023 and 2022:

($000s, except percentages)
	Three months ended
	March 31, 2023	March 31, 2022	Change %
Subscription and services revenue	$9,446	$10,659	(11)%
Interest revenue	6,431	6,596	(3)%
Total revenue	15,877	17,255	(8)%

Subscription and services revenue – represents Carta transaction processing revenue, Moka subscriptions, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, partner lending fees, portfolio management fees, exempt market dealer commission revenue, referral fee revenue and other fees and charges.

Interest revenue – represents interest on our line of credit loan products.

Please refer to the “Key Performance Indicators” section for commentary on total revenue and subscription and services revenue.

Cost of revenue

The following table summarizes the cost of revenue for the three months ended March 31, 2023 and 2022:

($000s, except percentages)
	Three months ended
	March 31, 2023	March 31, 2022	Change %
Provision for loan losses, net of recoveries	$2,566	$2,898	(11)%
Transaction costs	1,442	2,039	(29)%
Cost of revenue	4,008	4,937	(19)%
As a percentage of total revenue	25%	29%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing), including expenses such as loan system transaction fees, transaction processing costs related to the Carta business and other transaction costs related to Moka and Fortification.

Cost of revenue was $4.0 million for the three months ended March 31, 2023, a decrease of $0.9 million compared to the same period in the prior year.

Provision for loan losses, net of recoveries, has decreased for the three months ended March 31, 2023 compared to the same period in the prior year. This increase is due to the net decrease in the size of the loan portfolio partially offset by an incremental provision recorded in Q1 2023 to reflect forward looking macroeconomic indicators including the rise in interest rates and inflation.

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Management’s Discussion and Analysis

Transaction costs have decreased for the three months ended March 31, 2023 compared to the same period in the prior year. This decrease is due to the realization of cost improvements implemented in 2022, along with lower levels of revenue in Q1 2023.

We believe we are adequately provisioned to absorb reasonably possible future material shocks to the loan book as a result of inflation and rising interest rates. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. We have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

Technology and development expenses

The following table provides the technology and development expenses for the three months ended March 31, 2023 and 2022:

($000s, except percentages)
	Three months ended
	March 31, 2023	March 31, 2022	Change %
Technology and development	$3,057	$3,346	(9)%
As a percentage of total revenue	19%	19%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include third‑party data acquisition expenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets.

Technology and development expenses were $3.1 million for the three months ended March 31, 2023, which is a decrease of $0.2 million compared to $3.3 million in the same period last year. The decrease is primarily due to cost reduction initiatives implemented in 2022 as part of the restructuring plan partially offset by lower capitalized development costs arising from the decrease in personnel costs.

MogoTrade and Moka form the core of our digital wealth platform. We believe our investments in their development will strengthen Mogo’s product service offerings and drive long-term member and revenue growth. Further, we believe that these strategic investments are key to unlocking and integrating the full potential of Mogo’s value proposition to consumers and will create a holistic and comprehensive user experience that positions us to drive long-term growth and user adoption.

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Management’s Discussion and Analysis

Marketing expenses

The following table provides the marketing expenses for the three months ended March 31, 2023 and 2022:

($000s, except percentages)
	Three months ended
	March 31, 2023	March 31, 2022	Change %
Marketing	$566	$4,676	(88)%
As a percentage of total revenue	4%	27%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), public relations, promotional event programs and corporate communications.

Marketing expenses were $0.6 million for the three months ended March 31, 2023, which is a decrease of $4.1 million compared to $4.7 million in the same period last year. During the latter half of 2022 and continuing in Q1 2023, there was a reduction in marketing expenses to focus on more efficient marketing channels that drive shorter payback periods.

Customer service and operations expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three months ended March 31, 2023 and 2022:

($000s, except percentages)
	Three months ended
	March 31, 2023	March 31, 2022	Change %
Customer service and operations	$2,849	$4,021	(29)%
As a percentage of total revenue	18%	23%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses were $2.8 million for the three months ended March 31, 2023, which is a decrease of $1.2 million compared to $4.0 million in the same period last year. The decrease is primarily due to certain cost reduction initiatives implemented in 2022 and continuing into Q1 2023. In addition, there was higher underwriting expenses and servicing costs arising from growth in the loan portfolio in the first half of 2022.

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Management’s Discussion and Analysis

General and administration expenses

The following table provides the general and administration (“G&A”) expenses for the three months ended March 31, 2023 and 2022:

($000s, except percentages)
	Three months ended
	March 31, 2023	March 31, 2022	Change %
General and administration	$4,378	$5,820	(25)%
As a percentage of total revenue	28%	34%

G&A expenses consist primarily of salary and personnel related costs for our corporate, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses were $4.4 million for the three months ended March 31, 2023, which is a decrease of $1.4 million compared to the same period last year. The decrease is due to certain cost reduction initiatives implemented in 2022 and continuing into Q1 2023.

Stock-based compensation and depreciation and amortization

The following table summarizes the stock-based compensation and depreciation and amortization. Expenses for the three months ended March 31, 2023 and 2022 were as follows:

($000s, except percentages)
	Three months ended
	March 31, 2023	March 31, 2022	Change %
Stock-based compensation	$293	$3,611	(92)%
Depreciation and amortization	2,373	3,180	(25)%
	2,666	6,791	(61)%
As a percentage of total revenue	17%	39%

Stock-based compensation represents the fair value of stock options granted to employees and directors measured using the Black Scholes valuation model and amortized over the vesting period of the options. Depreciation and amortization is principally related to the amortization of intangible assets relating to internally capitalized development costs related to our technology platform, and technology, licenses and customer relationships acquired in the acquisitions of Carta, Moka and Fortification in 2021. Stock-based compensation and depreciation and amortization are all non-cash expenses.

Stock-based compensation decreased to $0.3 million in the three months ended March 31, 2023 compared to $3.6 million in the same period last year. The decrease in stock-based compensation is driven by fewer options being granted and higher number of options forfeited as a result of the restructuring plan implemented in 2022. In addition, for the year ended December 31, 2022, there was a greater number of options being granted at higher fair values than the current year.

Depreciation and amortization decreased to $2.4 million in the three months ended March 31, 2023 compared to $3.2 million in the same period last year. The decrease is driven by lower amortization of intangible assets in the current period as a result of the impairment of legacy MogoApp and MogoCard related intangible assets in Q4 2022, along with the impairment of MogoCrypto related intangible assets in Q3 2022.

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Management’s Discussion and Analysis

Credit facility interest expense

The following table provides a breakdown of credit facility interest expense for the three months ended March 31, 2023 and 2022:

($000s, except percentages)
	Three months ended
	March 31, 2023	March 31, 2022	Change %
Credit facility interest expense	$1,454	$933	56%
As a percentage of total revenue	9%	5%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense increased for the three months ended March 31, 2023 compared to the same period last year. The increase is primarily due to higher interest rates in Q1 2023 compared to Q1 2022.

Other expenses (income)

The following table provides a breakdown of other expenses (income), excluding credit facility interest expense, by type for the three months ended March 31, 2023 and 2022:

($000s, except percentages)
	Three months ended
	March 31, 2023	March 31, 2022	Change %
Debenture and other financing expense	$778	$810	(4)%
Accretion related to debentures	272	309	(12)%
Share of loss in investment accounted for using the equity method	3,178	5,563	(43)%
Revaluation gain	(1,253)	(1,148)	9%
Other non-operating expense	975	143	582%
Total other expenses (income)	3,950	5,677	(30)%
As a percentage of total revenue	25%	33%

Total other expenses (income) were $4.0 million for the three months ended March 31, 2023, which is a decrease in expense of $1.7 million compared to the same period last year. The decrease in total other expenses was primarily driven by a decrease in our share of Coinsquare’s net comprehensive loss partially offset by additional restructuring costs related to the wind down of the legacy MogoApp, including MogoCard.

Share of loss in investment accounted for using the equity method decreased for the three months ended March 31, 2023, compared to the same period last year. The decrease in the equity pickup loss was due to a decrease in Mogo's share of Coinsquare’s non-operating loss associated with their investment portfolio partially offset by an increase in our share of operating loss. The increase in operating loss increased in line with the general decline in cryptocurrency trading volumes in Q1 2023 compared to Q1 2022.

Revaluation gains and losses were a $1.3 million gain for the three months ended March 31, 2023 compared to a $1.1 million loss in the same period last year. The variance is primarily attributable to a increase in gain on investment portfolio of $1.1 million, unrealized exchange gain of $0.9 million and unrealized gain from debentures of $0.3 million partially offset by a decrease in gain on derivative stock warrants of $2.2 million.

During the year ended December 31, 2021, Mogo completed two registered direct offerings of Common Shares and Common Share purchase warrants resulting in US$81.5 million of gross proceeds. By virtue of the warrants having an exercise price denominated in USD, different than Mogo’s functional currency, the warrants are classified as a derivative liability as opposed to equity on the balance sheet. During the three months ended March 31, 2023, the Company has recorded a fair value loss related to the derivative stock warrants of $0.1 million compared to gain of $2.2 million in the same period last year. If the exercise price of these warrants had been denominated in CAD, the warrants would have been classified as equity with no subsequent revaluations through profit and loss.

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Management’s Discussion and Analysis

Other non-operating expense for the three months ended March 31, 2023 primarily consists of $0.8 million in restructuring charges incurred in Q1 2023 related to the wind down of the legacy MogoApp, including MogoCard. No similar restructuring charges were recognized in Q1 2022.

Debenture and other financing expense primarily consists of interest expense related to our non-convertible and convertible debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16. Debenture and other financing expense remained consistent for the three months ended March 31, 2023 compared to the same period last year.

Other comprehensive (loss) income

The following table provides a breakdown of other comprehensive income by type for the three months ended March 31, 2023 and 2022:

($000s, except percentages)
	Three months ended
	March 31, 2023	March 31, 2022	Change %
Unrealized revaluation loss on digital assets	$—	$(98)	(100)%
Foreign currency transaction reserve (loss) gain	(209)	391	(153)%
Other comprehensive (loss) income	(209)	293	(171)%

Total other comprehensive (loss) income was $0.2 million for the three months ended March 31, 2023 compared to other comprehensive (loss) income of $0.3 million in the same period last year.

Following the financial investment in bitcoin and ether in 2021, the Company recognized digital assets as indefinite lived intangible assets measured under the revaluation model at fair value and recognizes cumulative fair value gains relating to these digital assets through other comprehensive income, and cumulative fair value losses to the extent that they reverse previously recognized cumulative gains through other comprehensive income. See Note 3 of the annual consolidated financial statements for the year ended December 31, 2022 for our detailed accounting policy.

Unrealized revaluation loss on digital assets impacting other comprehensive income for the three months ended March 31, 2023 is $nil compared to a $0.1 million loss in the same period last year. These gains and losses are due to change in the market prices of bitcoin and ether across the periods. The decrease in digital asset market prices in 2022 resulted in a cumulative loss on our digital assets prior to their sale in November 2022.

From the date of the acquisition of Carta in Q1 2021 and Moka in Q2 2021, the Company consolidates foreign operations with functional currencies that are different from the presentation currency of the Company's consolidated financial statements. The assets and liabilities of foreign operations are translated to CAD using exchange rates at the reporting date whilst their income and expenses are translated to CAD using average monthly exchange rates. Foreign currency differences arising are recognized in other comprehensive income.

Foreign currency translation reserve loss was $0.2 million for the three months ended March 31, 2023 compared to a gain of $0.4 million in the same period last year. These gains are due to fluctuations in foreign currency exchange rates across the periods.

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Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2023	2022				2021
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income Statement Highlights
Total revenue	$15,877	$17,146	$17,257	$17,290	$17,256	$16,996	$15,439	$13,665
Loss from operations	(1,647)	(3,753)	(7,634)	(9,854)	(12,333)	(11,257)	(9,980)	(9,995)
Other (expenses) income, including taxes	(5,237)	(71,190)	(12,362)	(42,016)	(6,537)	(18,366)	167	19,040
Net (loss) income	(6,884)	(74,943)	(19,996)	(51,870)	(18,870)	(29,623)	(9,813)	9,045
Net (loss) income per common share (basic)	(0.09)	(0.99)	(0.26)	(0.68)	(0.25)	(0.41)	(0.14)	0.14
Net (loss) income per common share (fully diluted)	(0.09)	(0.99)	(0.26)	(0.68)	(0.25)	(0.41)	(0.14)	0.13
Non-IFRS Financial Measures(1)
Contribution	7,566	7,340	6,084	6,719	7,364	7,624	7,107	7,669
Adjusted EBITDA	1,019	248	(2,799)	(4,134)	(5,545)	(3,656)	(3,438)	(2,962)
Adjusted net loss	(3,858)	(4,261)	(8,350)	(9,476)	(10,777)	(9,749)	(9,450)	(10,981)

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Key Quarterly Trends

We experienced steady revenue in 2022 after continued quarter over quarter revenue growth since Q1 2021, driven by growth in our subscription and services revenue, and the addition of transaction processing revenues related to the acquisition of Carta and other subscription and service-based revenue related to the acquisition of Moka. The implementation of the restructuring plan resulted in reductions in operating expenses in each quarter of 2022, but its impact on sub-scale revenue streams resulted in a decrease in revenue in Q1 2023 compared to Q4 2022.

Loss from operations increased from Q2 2021 to Q1 2022. In 2021, we increased growth spend and acquired Carta, Moka and Fortification. Additional expenditures were incurred to grow the loan book, develop MogoTrade, and support acquisitions. Beginning in Q2 2022, we implemented a broad restructuring plan along with cost reduction initiatives including changes in personnel and a reduction in vendor spend. Loss from operations decreased quarter over quarter from Q1 2022 to Q1 2023, with significant decreases operating expenses while managing impact on revenue.

Other (expenses) income, including taxes, resulted in income for Q2 2021 to Q3 2021, followed by losses from Q4 2021 to Q1 2022. Gains in Q2 2021 and Q3 2021 were driven by a fair value gain on the Coinsquare warrants, fair value gain on derivative stock warrants and gain on the investment portfolio. Between Q4 2021 and Q4 2022, broader equity and cryptocurrency market declines resulted in non-cash losses, including $58.3 million in impairment charges on our investment in Coinsquare, $31.8 million in impairment charges to goodwill and $6.5 million in write-downs of intangible assets. In Q1 2023, changes in other expenses primarily related to our share of Coinsquare's net comprehensive loss, and additional restructuring costs related to the wind down of the legacy MogoApp, including MogoCard partially offset by a gain on the revaluation of our investment portfolio.

There was an increase in growth spend in 2021 through Q1 2022 resulting in an increase to adjusted EBITDA loss. We have reduced growth spend in 2022 and implemented changes to cost structure to achieve quarter over quarter improvements in adjusted EBITDA from Q1 2022 to Q1 2023.

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Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at March 31, 2023 and December 31, 2022:

($000s)	As at
	March 31, 2023	December 31, 2022
Cash and cash equivalent	$24,347	$29,268
Total assets	212,497	221,494
Total liabilities	108,411	110,608

Total assets decreased by $9.0 million during the three months ended March 31, 2023. The decrease is primarily attributable to non-cash losses including $3.2 million in our share of Coinsquare's net comprehensive loss and continued acceleration of key growth initiatives including the development of MogoTrade resulting in additional growth spend and cash expenditure.

Total liabilities decreased by $2.2 million during the three months ended March 31, 2023. The decrease is primarily due to repayments made on the Credit Facility.

Loans receivable

The following table provides a breakdown of loans receivable as at March 31, 2023 and December 31, 2022:

($000s)	As at
	March 31, 2023	December 31, 2022
Gross loans receivable	$66,663	$69,914
Allowance for loan losses	(11,571)	(13,073)
Net loans receivable	55,092	56,841

The gross loans receivable portfolio was $66.7 million as at March 31, 2023, which is a decrease of $3.2 million compared to the balance as at December 31, 2022. The decrease is primarily due to changes in originations from period to period and higher charge offs and repayments in Q1 2023 due to seasonality.

The following table provides a reconciliation of changes in our loan loss allowance for the three months ended March 31, 2023 and the year ended December 31, 2022:

($000s)	As at
	March 31, 2023	December 31, 2022
Allowance for loan losses, beginning of period	$13,073	$9,813
Provision for loan losses	2,818	15,383
Loans charged-off	(4,320)	(12,123)
Allowance for loan losses, end of period	11,571	13,073

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the ECL inherent in our loan portfolio. Refer to Note 4 of the interim condensed consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Changes in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the consolidated statements of operations and comprehensive income (loss).

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Management’s Discussion and Analysis

The allowance for loan losses as a percentage of gross loans receivable decreased to 17.4% as at March 31, 2023 from 18.7% as at December 31, 2022. This is primarily due to a better aging of loan portfolio as at Q1 2023 compared to Q4 2022.

As at March 31, 2023, the allowance includes an incremental allowance in respect of potential future losses arising from macroeconomic factors as a result of the requirement under IFRS 9 to account for forward-looking indicators when determining the allowance. We believe that the related allowance is adequate to absorb reasonably possible changes to economic conditions that impact the loan book. It should be noted that this allowance has already been reflected in our provision for loan losses in the consolidated statements of operations and comprehensive income (loss). Refer to the “Cost of revenue” section above for further discussion on the provision for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against loans receivable and provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb expected credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

Related party transactions during the three months ended March 31, 2023 include transactions with debenture holders that incur interest. The related party debentures balance as at March 31, 2023 totaled $0.3 million (March 31, 2022 – $0.3 million). The debentures bear annual coupon interest of 8.0% (March 31, 2022 – 8.0%) with interest expense for the three months ended March 31, 2023 totaling $6,000 (March 31, 2022 – $6,000). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

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Management’s Discussion and Analysis

Off‑Balance Sheet Arrangements

The Company has no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 23 and Note 26 in the Company’s audited annual consolidated financial statements for the year ended December 31, 2022.

To date the Company has funded its lending and investing activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuances of Common Shares, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the Company and Mogo Finance in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio which the Company is actively seeking to monetize. Following investments made after the business combination, the value of Mogo’s investments, including our investment in Coinsquare, was $35.1 million as at March 31, 2023. In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management expects that they will be able to refinance any outstanding amounts owing under the Credit Facility or our long-term debentures and may consider the issuance of shares in satisfaction of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility.

In December 2021, we amended our Credit Facility. The amendments changed the effective interest rate from a maximum of 9% plus LIBOR to 8% plus LIBOR with no floor. In addition, the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date by three years from July 2, 2022 to July 2, 2025.

On September 29, 2020, Mogo and its non-convertible debenture holders approved certain amendments to the terms of the debentures, effective July 1, 2020. Among other things, these amendments reduce the interest rate of the debentures, and allow for the settlement of interest and principal in either cash or Common Shares, at our option.

On December 31, 2020, the Company established an at-the-market equity program to raise funds for operational expenditures, to maintain the Company’s working capital balances, and for general corporate purposes. The Company sold 1,524,759 Common Shares on the NASDAQ and received cash proceeds of approximately $18.3 million, net of agent commission. The program was terminated on February 21, 2021.

In registered direct offerings completed in February 2021 and December 2021, the Company received cash proceeds of approximately $113.3 million, net of agent commission, and issued to certain individual investors an aggregate of 11,457,648 Common Shares and unregistered warrants to purchase up to an aggregate of 5,728,824 Common Shares at any time prior to the date which is three and a half years following the date of issuance. A portion of the net proceeds was used to fund the cash component of the previously announced investment in Coinsquare with the remaining net proceeds used for general corporate and working capital purposes.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three months ended March 31, 2023 and 2022:

($000s)
	Three months ended
	March 31, 2023	March 31, 2022
Cash provided by (used in) operating activities before changes in working capital (1)	$1,176	$(4,357)
Other changes in working capital (1)	(1,109)	(2,781)
Cash provided by (used in) operating activities before changes in loans receivable	67	(7,138)
Cash invested in loans receivable	(1,068)	(4,181)
Cash used in operating activities	(1,001)	(11,319)
Cash used in investing activities	(891)	(4,435)
Cash (used in) provided by financing activities	(3,007)	305
Effect of exchange rate fluctuations	(22)	177
Net decrease in cash for the period	(4,921)	(15,272)

(1)
This is a non-IFRS measure. The above table includes a reconciliation to cash (used in) generated from operating activities which is the most comparable IFRS measure.

The net decrease in cash for three months ended March 31, 2023 was primarily due to repayments of debt, including the debentures and the Credit Facility. This is in contrast to the cash use from growth investment in the comparative period, including product development, continued loan originations and additions to the investment portfolio. We have reduced our cash use quarter-over-quarter from Q1 2022 to Q1 2023, driven by lower cash use from operating activities as a result of improved efficiency of operations.

Cash (used in) provided by operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash used in operating activities decreased by $10.3 million in the three months ended March 31, 2023 compared to the same period last year.

Cash provided by (used in) operating activities before changes in working capital was a $1.2 million inflow in the three months ended March 31, 2023 compared to a $4.4 million outflow in the same period last year. The overall decrease in cash outflows was due to lower operating expenses as a percentage of revenue in the current period relative to the prior period.

Cash invested in loans receivable was a $1.1 million outflow in the three months ended March 31, 2023 compared to a $4.2 million outflow in the same period last year. There was a reduction in loan originations starting in the second half of 2022 and continuing in Q1 2023 to manage credit risk due to the current inflationary environment. Management maintains complete discretion over the ability to manage this as either a usage of cash or an inflow of cash from period to period.

Other changes in working capital resulted in a $1.1 million outflow in the three months ended March 31, 2023 compared to a $2.8 million outflow in the same period last year. The overall reduction in operating expenses beginning Q2 2022 and timing of vendor payments has resulted in higher cash outflows from changes in working capital. Mogo expects that the cash outflows from changes in working capital are temporary, and are due to the reduction in our cost structure.

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Management’s Discussion and Analysis

Cash (used in) provided by investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment and sale of our digital assets, cash invested in investment accounted for using the equity method, monetization of our investment portfolio and cash (invested) acquired in a business combination. The cash flow may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

Cash used in investing activities in the three months ended March 31, 2023 was $0.9 million compared to $4.4 million in the same period last year. The decrease in cash used in investing activities is primarily due to lower capitalized development costs and no cash invested in the investment portfolio in the current year compared to the prior period.

Cash (used in) provided by financing activities

Historically, our financing activities have consisted primarily of the issuance of our Common Shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash used in financing activities in the three months ended March 31, 2023 was $3.0 million compared to cash provided by financing activities of $0.3 million for the same period last year. The net decrease in cash (used in) provided by financing activities is primarily attributable to $1.9 million in repayments of the Credit Facility in the current period compared to $1.0 million in advances in the prior period, along with $1.0 million in debenture payments in the current period compared to $0.5 million in debenture payments in the prior period.

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Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at March 31, 2023. Management will continue to refinance any outstanding amounts owing under the Credit Facility or our long-term debentures as they become due and payable.

($000s)	2023	2024	2025	2026	2027	Thereafter
Commitments - operational
Lease payments	964	1,206	1,240	1,255	789	683
Trade payables	5,491	—	—	—	—	—
Accrued wages and other expenses	16,531	—	—	—	—	—
Interest – Credit Facility	4,215	5,620	2,810	—	—	—
Interest – Debentures	1,544	2,898	2,036	—	—	—
	28,745	9,724	6,086	1,255	789	683
Commitments – principal repayments
Credit Facility	—	—	44,321	—	—	—
Debentures (1)	1,560	2,184	34,844	—	—	—
	1,560	2,184	79,165	—	—	—
Total contractual obligations	30,305	11,908	85,251	1,255	789	683

Disclosure of Outstanding Shares

The authorized capital of Mogo consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of May 11, 2023, no preferred shares have been issued and the following Common Shares, and rights to acquire Common Shares were outstanding:

Class of Security	Number outstanding (in 000s) as at May 11, 2023
Common shares	74,971
Stock options	9,223
Restricted share units	2
Common share purchase warrants (2)	6,535

(1)
The debenture principal repayments are payable in either cash or Common Shares at Mogo’s option. The number of Common Shares required to settle the principal repayments is variable based on the Company's share price at the repayment date. The debentures are subordinated to the Credit Facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of Credit Facility.
(2)
Common share purchase warrants include the 5,729,000 warrants accounted for as a derivative financial liability in Note 9 of the interim condensed consolidated financial statements for the three months ended March 31, 2023.

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Management’s Discussion and Analysis

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. The Company’s significant risk and related policies are described further in the notes to the Company’s audited annual consolidated financial statements for the year ended December 31, 2022 and interim condensed consolidated financial statements for the three months ended March 31, 2023.

Other risks

As part of the Federal Budget released in March 2023, the Government of Canada provided indication of its intention to reduce the maximum allowable interest rate to an annual percentage rate ("APR") of 35%. The new maximum allowable rate will only be applicable to agreements entered subsequent to the effective date, which has not yet been determined. The Company intends to make any necessary adjustments to product offerings as new updates unfold, in order to mitigate any potential impact of the lower maximum allowable rate.

As changes in our business environment or investment strategy occur, we may adjust our strategies to meet these changes, which may include restructuring a particular business or asset or refocusing on different sectors of our investment portfolio. In addition, external events, including changing technology, changing consumer patterns, changing market sentiment, and changes in macroeconomic condition, including the volatility and uncertainty in financial markets (including cryptocurrency markets), may impair the value of some or all of our assets or require us to take a charge against such assets, including our investment in Coinsquare. When these changes or events occur, we may need to write down the value of certain assets or the overall value of our investment portfolio. We may also make investments in existing or new businesses in order to build on or diversify our investment portfolio. Some of these investments may have short-term returns that are negative or low and the ultimate prospects of those investments in our portfolio may be uncertain, volatile or may not develop at a rate that supports our level of investment. In any of these events, we may have significant charges associated with the write-down of assets or certain asset classes such as cryptocurrency or technology company investments.

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our current annual information form for the year ended December 31, 2022 and elsewhere in this MD&A.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends, or issue debt.

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the determination of allowance for loan losses, fair value of privately held investments, impairment of investment in associate, and valuation of goodwill acquired in business combinations, which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2022 and interim condensed consolidated financial statements for the three months ended March 31, 2023.

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Management’s Discussion and Analysis

Changes in Accounting Policies including Initial Adoption

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2022.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2023, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Controls and Procedures

The Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

As at March 31, 2023, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's ICFR during the period that have materially affected, or are likely to materially affect, the Company's ICFR.

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